UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           THE NEW YORK TIMES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock of $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   650111 10 7
                                   -----------
                                 (CUSIP Number)

                               Theodore R. Wagner
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 11, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111 10 7

1    NAME OF REPORTING PERSON:   JUDITH P. SULZBERGER

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [X]
                                                        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

    NUMBER OF       7    SOLE VOTING POWER: 3,944,021 shares*
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER: 1,125,908 shares**
     OWNED BY
       EACH         9    SOLE DISPOSITIVE POWER: 3,944,021 shares*
    REPORTING
   PERSON WITH      10   SHARED DISPOSITIVE POWER: 1,125,908 shares**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,069,929 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.30%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 6,000 shares issuable upon exercise of stock options and 1,185 shares issuable upon conversion of 1,185 shares of Class B Common Stock.

** Includes 369,405 shares issuable upon conversion of 369,405 shares of Class B Common Stock.

     This Amendment No. 2 to the Statement on Schedule 13D of Judith P. Sulzberger ("Dr. Sulzberger") is being filed to report (i) the termination of the four trusts severally created on August 5, 1986 (the "1986 Trusts"), by each of the four children of Iphigene Ochs Sulzberger -- Dr. Sulzberger, Ruth S. Holmberg ("Mrs. Holmberg"), Arthur Ochs Sulzberger ("Mr. Sulzberger") and Marian
S. Heiskell ("Mrs. Heiskell" and, together with Dr. Sulzberger, Mrs. Holmberg and Mr. Sulzberger, the "children"), (ii) the transfer on July 11, 1997, from the 1986 Trusts to the children, in substantially equal one-quarter shares, of an aggregate of 3,324,645 shares of the Company's Class A Common Stock of 10 cents par value (the "Class A Stock") and 369,405 shares of the Company's Class B Common Stock of 10 cents par value (the "Class B Stock"), and (iii) the creation by the children of a new trust (the "1997 Trust") and the transfer on July 11, 1997, by the children to the 1997 Trust of the 369,405 shares of Class B Stock previously held by the 1986 Trusts, together with a total of 700,000 shares of Class A Stock (175,000 shares by each of the children).


Item 4.  Purpose of Transaction.
         ----------------------

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The termination of the four 1986 Trusts and the creation of the 1997 Trust resulted from a determination by the five trustees of the 1986 Trusts (the children and Lynn G. Dolnick ("Ms. Dolnick")) that the primary purpose of the 1986 Trusts -- to maintain the editorial independence of The New York Times and perpetuate it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will -- can best be effectuated by maintaining control of The

New York Times in the hands of a relatively small number of the descendants of Adolph S. Ochs acting as trustees of a single trust for the benefit of all such descendants.

     Except as set forth in Item 6 of this Amendment No. 2, Dr. Sulzberger currently has no plan or proposal, as a shareholder of the Company, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that Dr. Sulzberger may make gifts of Class A Stock to or for the benefit of members of her immediate family and charitable institutions;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above.

However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Dr. Sulzberger in her capacity as a director of the Company.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Dr. Sulzberger is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 3,944,021 shares of Class A Stock, including (i) 1,185 shares issuable upon the conversion of 1,185 shares of Class B Stock held by her, and (ii) 6,000 shares issuable upon the exercise of options granted under the Company's stock option plans, representing in the aggregate approximately 4.12% of the outstanding shares of Class A Stock.1

     Dr. Sulzberger is also an officer and director of The Sulzberger Foundation, Inc. (the "Foundation"), which holds 56,503 shares of Class A Stock, or approximately 0.06% of the outstanding shares of Class A Stock, as to which shares Dr. Sulzberger shares voting and dispositive

--------

     1Except as described in footnote 2 below, all percentages of outstanding Class A Stock herein are based on the 95,268,649 shares of Class A Stock shown as outstanding as of May 4, 1997, in the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, plus the 376,590 unissued shares which are issuable upon the exercise of options or the conversion of Class B Stock by the 1997 Trust or Dr. Sulzberger individually, as described in this Item 5.

power with Mr. Sulzberger, Mrs. Heiskell and Mrs. Holmberg, all of whom are officers and directors of the Foundation.

     Dr. Sulzberger is also a co-trustee of the 1997 Trust, which holds 1,069,405 shares of Class A Stock (including 369,405 shares issuable upon the conversion of 369,405 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.12% of the outstanding shares of Class A Stock, as to which shares Dr. Sulzberger shares voting and dispositive power with Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg and Ms. Dolnick, as co-trustee with them of the 1997 Trust.

     In summary of the foregoing, Dr. Sulzberger is the direct or indirect beneficial owner in the aggregate of 5,069,929 shares of Class A Stock, representing approximately 5.30% of the outstanding shares of Class A Stock.

     By virtue of their being co-trustees of the 1997 Trust, Mrs. Holmberg, Mr. Sulzberger, Mrs. Heiskell, Dr. Sulzberger and Ms. Dolnick could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Apart from their shared beneficial ownership with Dr. Sulzberger of the 1,069,405 shares of Class A Stock held by the 1997 Trust as described above:

          1. Mr. Sulzberger (a) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 4,100,588 shares of Class A Stock, including 1,785 shares issuable upon the conversion of 1,785 shares of Class B Stock held by him and 309,400 shares issuable upon the exercise of options granted under the Company's stock option plans, (b) has sole voting and dispositive power with respect to 750,000 shares of Class A Stock held by a trust of which he is the sole trustee, (c) shares voting and dispositive power with Mrs. Heiskell with respect to 14,403 shares of Class A Stock held by a trust of which they are co-trustees, and (d) shares voting and dispositive power with Mrs. Heiskell, Mrs. Holmberg and Dr. Sulzberger with respect to the 56,503 shares of Class A Stock held by the Foundation;

          2. Mrs. Heiskell (a) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 3,234,231 shares of Class A Stock, including 1,485 shares issuable upon the conversion of 1,485 shares of Class B Stock held by her and 6,000 shares issuable upon the exercise of options granted under the Company's stock option plans, (b) shares voting and dispositive power with Mr. Sulzberger with respect to 14,403 shares of Class A Stock held by a trust of which they are co-trustees, and (c) shares voting and dispositive power with Mr. Sulzberger, Mrs. Holmberg and Dr. Sulzberger with respect to the 56,503 shares of Class A Stock held by the Foundation;

          3. Mrs. Holmberg (a) is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 3,950,881 shares of Class A Stock, including 1,185 shares issuable upon the conversion of 1,185 shares of Class B Stock held by her and 6,000 shares of Class A Stock issuable upon the exercise of options granted under the Company's stock option plans, (b) shares voting and dispositive power with her husband, A. William Holmberg, with respect to 5,040 shares of Class A Stock held by three trusts of which they are co-trustees, and (c) shares voting and dispositive power with Mr. Sulzberger, Mrs. Heiskell and Dr. Sulzberger with respect to the 56,503 shares of Class A Stock held by the Foundation; and

          4. Ms. Dolnick (a) has sole voting and dispositive power with respect to 929 shares of Class A Stock held by the Golden Family Charitable Fund, Inc., (b) has sole voting and dispositive power with respect to an aggregate of 11,646 shares of Class A Stock held by two trusts of which Ms. Dolnick is the sole trustee (Ms. Dolnick disclaims beneficial ownership of these shares), and (c) shares voting and dispositive power with her husband, Edward Dolnick, as joint holder with him of 10,806 shares of Class A Stock, including 559 shares issuable upon the conversion of 559 shares of Class B Stock jointly held by them.

     In summary of the foregoing, the "group" comprised of Mrs. Holmberg, Mr. Sulzberger, Mrs. Heiskell, Dr. Sulzberger and Ms. Dolnick is the beneficial owner in the aggregate of 17,148,453 shares of Class A Stock, representing approximately 17.87%2 of the outstanding shares of Class A Stock, which shares include 375,604 shares issuable upon the conversion of an aggregate of 375,604 shares of Class B Stock held by the group members individually and by the 1997 Trust, and 327,400 shares issuable upon the exercise of options granted under the Company's stock option plans.

     The business address of Mr. Sulzberger is 229 West 43rd Street, New York, New York 10036. The business address of Mrs. Heiskell is 229 West 43rd Street, New York, New York 10036. The business address of Mrs. Holmberg is The Chattanooga Times, 100 East Tenth Street, Chattanooga, Tennessee 37401. The business address of Ms. Dolnick is 3001 Connecticut Avenue, Washington, D.C. 20008.

     Mrs. Heiskell is principally employed as a director of various charitable organizations. Mrs. Holmberg is principally employed as Chairman of Times Publishing Company, the publisher of The

--------

     2This percentage is based on the 95,268,649 shares of Class A Stock shown as outstanding as of May 4, 1997, in the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, plus the 703,004 unissued shares which are issuable upon the exercise of options or the conversion of Class B Stock by the 1997 Trust or any member of the "group," as described above in this Item 5.

Chattanooga Times newspaper. Ms. Dolnick is principally employed as Chief of the Division of Exhibition Interpretation at the National Zoological Park of the Smithsonian Institution, the address of which is 3001 Connecticut Avenue, Washington, D.C. 20008. Mr. Sulzberger's present principal occupation is Chairman, Chief Executive Officer and a director of the Company. The principal businesses of the Company comprise diversified activities in the communications field, including: the publication of newspapers and magazines (such as The New York Times and The Boston Globe); newspaper distribution in the New York City and Boston metropolitan areas; news, photo and graphics services and news and features syndication; distribution of TimesFax (a six-to-eight page synopsis of The New York Times delivered to customers' facsimile machines or personal computers); production of The New York Times Index; the licensing of electronic data bases and microform, CD-ROM products and the trademarks and copyrights of The New York Times; and television and radio broadcasting.

     None of Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg and Ms. Dolnick has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to (A) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (B) a judgment, decree or final order finding any violation with respect to such laws. Each of Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg and Ms. Dolnick is a citizen of the United States.

     (c) During the past 60 days, no transactions in the Class A Stock have been effected by Mr. Sulzberger, Mrs. Heiskell, Mrs. Holmberg, Dr. Sulzberger and Ms. Dolnick, except that (i) on July 11, 1997, the 1986 Trust created by Mrs. Holmberg distributed to her 831,161 shares of Class

A Stock, the 1986 Trust created by Mr. Sulzberger distributed to him 831,162 shares of Class A Stock, the 1986 Trust created by Mrs. Heiskell distributed to her 831,161 shares of Class A Stock, and the 1986 Trust created by Dr. Sulzberger distributed to her 831,161 shares of Class A Stock, (ii) on July 11, 1997 Mrs. Holmberg, Mr. Sulzberger, Mrs. Heiskell and Dr. Sulzberger each contributed 175,000 shares of Class A Stock to the 1997 Trust, (iii) on May 27, 1997, Ms. Dolnick transferred 170 shares of Class A Stock to the Foundation as a charitable gift, (iv) on June 30, 1997, Mr. Sulzberger transferred 68,000 shares of Class A Stock to a charitable remainder trust, (v) on June 30, 1997, Mrs. Heiskell transferred 1,500 shares of Class A Stock to the National Park
Foundation as a charitable gift, and (vi) on July 10, 1997, Mrs. Heiskell transferred 380 shares of Class A Stock to People for the American Way as a charitable gift.

     (d) See Item 6 of this Statement.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           --------------------------------------------------------

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     By unanimous vote of the trustees of the four 1986 Trusts, each of the 1986 Trusts was terminated on June 24, 1997, and on July 11, 1997, the assets of each were transferred back to its grantor (one of the children). The children in turn created a single new trust (the 1997 Trust) and transferred to it the 369,405 shares of Class B Stock previously held by the 1986 Trusts, together with a total of 700,000 shares of Class A Stock.

     The Company, the children, the children's children and the trustees of the 1997 Trust (collectively, "the Shareholders") are parties to a Shareholders Agreement dated as of August 5,

1986 (the "Shareholders Agreement"), which was previously filed as an exhibit to this Statement and is hereby incorporated herein by reference. The Shareholders Agreement restricts the transfer of the 369,405 shares of Class B Stock currently held by the 1997 Trust by requiring that, prior to any sale or transfer of such shares of Class B Stock by the 1997 Trust, it shall offer to sell such shares first to the other Shareholders and then to the Company, at the market price of the Class A Stock then prevailing (or if the Company is the purchaser, at the option of the 1997 Trust, in exchange for Class A Stock on a share-for-share basis). The Shareholders Agreement further requires that if any shares of Class B Stock so offered are not purchased by the other Shareholders or the Company, such shares must be converted into Class A Stock before being transferred to any person other than a Shareholder or the Company. There are certain exceptions for gifts and other transfers within the family of Adolph S. Ochs, provided that the recipients become parties to the Shareholders Agreement.

     In addition, the Shareholders Agreement provides that if the Company is a party to a merger (other than a merger solely to change the Company's jurisdiction of incorporation), a consolidation or a plan of liquidation in which the Class B Stock is exchanged for cash, stock, securities or any other property of the Company or of any other corporation or entity, the 1997 Trust will convert the 369,405 shares of Class B Stock that are subject to the Shareholders Agreement into shares of Class A Stock prior to the effective date of such transaction so that a holder of such shares will receive the same cash, stock or other consideration that a holder of Class A Stock would receive in such a transaction. Except as described previously herein, each Shareholder agreed not to convert any of the 369,405 shares of Class B Stock currently held by the 1997 Trust into Class A Stock. The

Shareholders Agreement will terminate upon the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on August 5, 1986.

     The Trust Indenture relating to the 1997 Trust (the "Indenture"), which is similar in most material respects to the Trust Indentures relating to the 1986 Trusts, is being filed with this Amendment No. 2 as Exhibit E to this Statement and is hereby incorporated herein by reference. The following summary of the material terms of the Indenture is qualified in its entirety by such reference to Exhibit E.

     As with the 1986 Trusts, the trustees of the 1997 Trust, subject to the limited exceptions described below, are directed to retain the Class B Stock held in the 1997 Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees unless they unanimously determine that the primary objective of the 1997 Trust, which is to maintain the editorial independence and integrity of The New York Times and to continue it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will, can be best achieved by the sale, distribution or conversion of such stock or by the implementation of such transaction. If upon such determination any Class B Stock is distributed to the beneficiaries of the 1997 Trust, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of the Shareholders Agreement. Similarly, any sale by the 1997 Trust of Class B Stock upon such determination can be made only in compliance with the Shareholders Agreement.

     The 1997 Trust also received 175,000 shares of Class A Stock from each of the children, or 700,000 shares in the aggregate. The trustees may make distributions of shares of Class A Stock and other trust principal, apart from shares of Class B Stock, in such amount or amounts as the trustees may in their absolute discretion determine to such of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the children are alive, the trustees shall only distribute equal amounts to each living child and to the descendants of a deceased child, such descendants to take per stirpes. In exercising this discretionary power, the trustees are required to bear in mind the need to retain in the 1997 Trust assets other than shares of Class B Stock of sufficient value to pay any estate, transfer, or generation-skipping taxes that may have to be paid out of the 1997 Trust.

     The beneficiaries of the 1997 Trust are currently the children, their descendants and the spouses of the children and their descendants. At any time after the death of all the children, the trustees will be permitted, in their absolute discretion, to remove a descendant of Iphigene Ochs Sulzberger and his or her spouse as beneficiaries of the 1997 Trust at the request of such descendant, by distributing to such descendant a specified fractional share of the assets constituting trust principal, provided that the trustees shall not distribute any shares of Class B Stock held by the 1997 Trust.

     The trustees shall pay out of the net income of the 1997 Trust (almost all of which will be derived from dividends paid on the Class A Stock and Class B Stock held in trust) such amount or amounts as the trustees may in their absolute discretion determine to such one or more of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the children are alive, the trustees shall distribute one-quarter of the income either to that child or to such of the beneficiaries and in such amounts and proportions as that child may from time to time in writing direct. Any net income not so distributed shall be added to principal.

     The trustees of the 1997 Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by the 1997 Trust; and (ii) to amend certain provisions of the Indenture, but not the provisions relating to retaining the Class B Stock or the manner in which the Class B Stock may be distributed, sold or converted. The trustees act by the affirmative vote of four trustees, except that prior to any sale or distribution of Class B Stock outside of the 1997 Trust, any conversion of Class B Stock or a vote to approve a merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees, the trustees must unanimously determine that the primary purpose of the 1997 Trust as described above is best achieved by such distribution, sale, conversion or other transaction. Unanimity is also required for the amendment of those provisions of the Indenture which may be amended.

     None of the children may be removed as trustee of the 1997 Trust unless the remaining four trustees determine that such child is physically or mentally incapable of performing adequately as a trustee. A trustee who is not one of the children may be removed without cause by the unanimous agreement of the other four trustees. A trustee who is not one of the children (e.g., Ms. Dolnick) shall serve for a term of five years. When a vacancy in the position of trustee occurs, a new trustee shall be elected by majority vote of all beneficiaries of the 1997 Trust who are over the age of 25 years and who are descendants of Iphigene Ochs Sulzberger or are married to and living with such descendants, and who wish to vote.

     The children are given certain limited powers to appoint trust principal for the benefit of any one or more beneficiaries of the 1997 Trust. Any such appointment must require that the Class B Stock be retained in further trust. All such appointive trusts must continue for the same term as the 1997 Trust, upon terms substantially identical to those of the Indenture and with the same trustees, and must permit trust principal consisting of Class B Stock to vest only in descendants of Iphigene Ochs Sulzberger and only at the end of the trust term.

     The 1997 Trust will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on June 24, 1997. Upon the termination of the 1997 Trust at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene Ochs Sulzberger.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit E: Indenture relating to the 1997 Trust dated June 24, 1997, made by Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and
          Arthur Ochs Sulzberger, as grantors and trustees, and by Lynn G. Dolnick, as trustee.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/Judith P. Sulzberger
                                            -----------------------
                                               Judith P. Sulzberger

Dated:   July 17, 1997

                                  EXHIBIT INDEX


     Exhibit E: Indenture relating to the 1997 Trust dated June 24, 1997, made by Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and
          Arthur Ochs Sulzberger, as grantors and trustees, and by Lynn G. Dolnick, as trustee.